 At a Special Meeting of Shareholders held on April 20, 2011, the shareholders of the EQ/Capital Guardian Growth Portfolio approved the Plan of Reorganization and Termination pursuant to which, the Portfolio was merged into the EQ/Large Cap Growth PLUS Portfolio at the close of business on May 20, 2011.  The results of the shareholder vote are as follows:

For Against Authority Withheld
24,739,034.318 763,232.670 2,475,470.185

 At a Special Meeting of Shareholders held on April 20, 2011, the shareholders of the EQ/Lord Abbett Growth and Income Portfolio approved the Plan of Reorganization and Termination pursuant to which, the Portfolio was merged into the EQ/Large Cap Value Index Portfolio at the close of business on May 20, 2011.  The results of the shareholder vote are as follows:

For Against Authority Withheld
19,172,226.847 676,709.728 1,599,866.199